Filed pursuant to 424(b)(3)
Registration No. 333-176775

SUPPLEMENT NO. 19
DATED NOVEMBER 5, 2014
TO THE PROSPECTUS DATED APRIL 16, 2014
OF INLAND REAL ESTATE INCOME TRUST, INC.

This Supplement No. 19 supplements, and should be read in conjunction with, the prospectus of Inland Real Estate Income Trust, Inc., dated April 16, 2014, as previously supplemented by Supplement No. 2 dated April 24, 2014 (which superseded and replaced all prior supplements), Supplement No. 3 dated May 1, 2014, Supplement No. 4 dated May 2, 2014, Supplement No. 5 dated May 13, 2014, Supplement No. 6 dated May 19, 2014, Supplement No. 7 dated May 30, 2014, Supplement No. 8 dated July 2, 2014, Supplement No. 9 dated July 17, 2014, Supplement No. 10 dated August 1, 2014, Supplement No. 11 dated August 5, 2014, Supplement No. 12 dated August 8, 2014, Supplement No. 13 dated August 18, 2014, Supplement No. 14 dated September 3, 2014, Supplement No. 15 dated September 12, 2014, Supplement No. 16 dated September 16, 2014, Supplement No. 17 dated October 7, 2014, and Supplement No. 18 dated October 9, 2014. Unless otherwise defined in this Supplement No. 19, capitalized terms used herein have the same meanings as set forth in the prospectus.

Description of Real Estate Assets

The following supplements the disclosure in the first paragraph of the section of Supplement No. 16 captioned “Description of Real Estate Assets – Probable Investments in Real Estate Assets,” which begins on page S-1.

Probable Investments in Real Estate Assets

Kite Portfolio. In Supplement No. 16, we announced that we entered into an agreement to purchase the 16 properties described therein, together known as the Kite Portfolio, from Kite Realty Group, Inc. for an aggregate purchase price of approximately $338 million, plus closing costs. Publix, a tenant leasing approximately 57% of the total gross leasable area of the Eastside Junction property, has exercised its right of first offer to purchase the property. As a result, we will not acquire Eastside Junction, which will reduce the aggregate purchase price of the Kite Portfolio by approximately $12.3 million.

In connection with the anticipated acquisition, we also disclosed that we expected to pay our Business Manager an acquisition fee of approximately $5.1 million based on the aggregate purchase price. The Business Manager has determined to permanently waive such acquisition fee on this transaction.

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Plan of Distribution

The following information is inserted at the end of the section of the prospectus captioned “Plan of Distribution,” which begins on page 182 of the prospectus.

Status of the Offering

The following table provides information regarding the total shares sold in our offering as of October 31, 2014.

	Shares	Gross Offering Proceeds ($) (1)	Commissions and Fees ($) (2)	Proceeds To Us, Before Expenses ($) (3)
From our sponsor in connection with our formation:	20,000	200,000	–	200,000

Shares sold in the offering:	33,548,998.686	333,281,341	30,977,080	302,304,261

Shares sold pursuant to our distribution reinvestment plan:	433,121.998	4,114,659	–	4,114,659

Shares purchased pursuant to our share repurchase program:	(18,205.814)	(171,300)	–	(171,300)
Total:	33,983,914.870	337,424,700	30,977,080	306,447,620

(1)	Gross proceeds received by us as of the date of this table for shares sold to investors pursuant to accepted subscription agreements.
(2)	Inland Securities Corporation serves as dealer manager of this offering and is entitled to receive selling commissions and certain other fees, as discussed further in our prospectus.
(3)	Organization and offering expenses, excluding commissions, will not exceed 1.5% of the gross offering proceeds. These expenses include registration and filing fees, legal and accounting fees, printing and mailing expenses, bank fees and other administrative expenses.

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